Reply to:	Dan Dickson
Direct line:	604-685-9775 x 236
E-mail:	ddickson@edrsilver.com
File No.:	001-33153

December 6, 2012

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549

Attention:	Tia Jenkins, Senior Assistant
Chief Accountant Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re:	Endeavour Silver Corp. (“Endeavour”)
Response to First Comments
Form 40-F for Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 001-33153

The following is Endeavour’s response to the Comment Letter dated December 4, 2012.

1.

We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon the adoption of IFRS. To the extent that your financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe for us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS

The Company’s financial statements did not retrospectively apply the IFRSs prior to the transition date (i.e. January 1, 2010) as required by IFRS 1, paragraphs 14-17. Furthermore, no items or class of items fell within the scope of the mandatory exceptions outlined in IFRS 1, paragraph B1.

Further, the Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing and the Company will not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Yours truly,

“Dan Dickson”

Dan Dickson
Chief Financial Officer